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                                 [AETERNA LOGO]


                                                         P R E S S R E L E A S E
                                                           FOR IMMEDIATE RELEASE

                AETERNA: PATIENT RECRUITMENT FOR PHASE III TRIAL
                     IN RENAL CELL CARCINOMA NEAR COMPLETION

   RECRUITMENT FOR THIS LATE STAGE STUDY EXPECTED TO BE COMPLETED BY YEAR END

CHICAGO, ILLINOIS, OCTOBER 29, 2001 - AEterna Laboratories Inc. (NASDAQ: AELA;
TSE: AEL) announced that, as of today, it has recruited more than 235 patients or 85% of patients for its ongoing Phase III trial in progressive renal cell carcinoma. Upon completion, 280 patients will have been enrolled in this trial at some 50 investigative centres in America and Europe. Led by an international team of oncology experts, the study aims to determine whether Neovastat can increase survival time in patients who have failed to respond to standard immunotherapy treatments. Recruitment should be completed by the end of this year while results of the study are expected in early 2003. Should results of this trial be conclusive and according to regulatory agencies timelines, it is hoped that Neovastat could reach the market as soon as Q4 2003.

The current status of the ongoing Phase III trial was presented at the 2nd International Kidney Cancer Symposium in Chicago by the lead investigator in Europe, Dr. Bernard Escudier, Head of Immunotherapy and Innovative Therapy Unit at the Institut Gustave-Roussy in Villejuif, France.

"Patient recruitment is progressing at a fast pace and is on the verge of being completed," said Dr. Escudier. "We are very grateful to the investigators on the two continents for their commitment which should allow AEterna to finalize recruitment within the next few months, as planned."

Data from a previous Phase I/II clinical trial in renal cell carcinoma, demonstrated a statistically significant two-fold increase (p< 0.01) in median survival time for patients refractory to standard treatments and who were administered a higher dose of its lead product, Neovastat. The median survival time of patients treated with a dose of 30mL twice a day was 7.1 months, compared to 16.3 months for patients receiving a dose of 120mL twice a day. For a patient with renal cell carcinoma who does not respond to standard treatments, the expected survival time is approximately 8 months. Results had been presented in March 2001 at the 92nd Annual Meeting of the American Association for Cancer Research, in New Orleans.

AEterna also presented today the current status of the ongoing NCI sponsored Phase III trial conducted in non-small cell lung cancer at the American Association for Cancer Research-National Cancer Institute-European Organization for Research and Treatment of Cancer-International Conference in Miami, Florida. "We have recruited over 100 patients for this extensive five (5) year pivotal study on one of the most prevalent forms of cancer," declared the principal investigator in Canada, Dr. William K. Evans, Vice President, Systemic Therapy, Cancer Care Ontario.

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"Neovastat's clinical program is developing according to expected timelines,"
said Gilles Gagnon, Vice President and Chief Operating Officer at AEterna. "This achievement was made possible by the high level of dedication and enthusiasm from our collaborators. It also illustrates to our stakeholders that we are putting everything in place to position AEterna as one of the first companies to bring an angiogenesis inhibitor to market."

ABOUT RENAL CELL CARCINOMA AND NEOVASTAT ONGOING TRIAL

Renal cell carcinoma is the most common type of kidney cancer in adults. There are about 34,000 new cases of renal cell carcinoma in North America each year and about 38,000 new cases in Europe. The five-year mortality rate for this disease is approximately 90%. The therapies currently available are effective in less than 20% of the cases and are associated with a large number of serious side effects.

AEterna's Phase III renal cell carcinoma cancer trial will involve approximately 280 patients who have failed to respond to standard immunotherapy treatments. Patients will fall into one of two groups: one will be given Neovastat, while the second group will be given a placebo. The lead investigators are Dr. Gerald Batist, Director of the McGill Centre for Translational Research in Cancer and Professor at the Department of Oncology and Medicine at McGill University, Montreal, in Canada, Dr. Ronald Bukowski, Director of Experimental Therapeutics Program at the Cleveland Clinic Cancer Center in the United States, and Dr. Bernard Escudier, Head of Immunotherapy and Innovative Therapy Unit at the Institut Gustave Roussy in Villejuif, France, in Europe.

ABOUT LUNG CANCER AND NEOVASTAT ONGOING TRIAL

Lung cancer is the leading cause of death from cancer in both men and women. In the U.S., over 170,000 new cases of lung cancer are diagnosed each year, accounting for 13% of all cancer diagnoses. Estimated deaths due to lung cancer in 2001 will be over 157,000 deaths, accounting for more than 28% of all cancer deaths. The Phase III trial is ongoing at about 60 sites across North America and will involve 760 patients with inoperable non-small cell lung cancer tumors, the most common type of lung cancer. Patients are randomized into two groups: one treated with chemotherapy and radiotherapy plus Neovastat; a second group treated with standard chemotherapy and radiotherapy plus placebo. This trial is expected to be completed within three to four years.

The principal investigator in the United States is Dr. Charles Lu, Assistant Professor of Medicine, Department of Thoracic/Head and Neck Medical Oncology, The University of Texas M. D. Anderson Cancer Center. The principal investigator in Canada is Dr. William K. Evans, Vice President, Systemic Therapy, Cancer Care Ontario.

For further information regarding these trials, you may call 1-888-349-3232 in North America (see AEterna's website at www.aeterna.com for more detailed information).

ABOUT AETERNA AND NEOVASTAT

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a leader in the field of angiogenesis inhibitors. The Company's efforts are mainly focused on developing new cancer therapies.

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AEterna's lead compound, Neovastat, is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer, and one Phase II trial for treatment of multiple myeloma, a form of blood cancer. These clinical trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and several European countries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq
(AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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FOR MORE INFORMATION, CONTACT:

MEDIA RELATIONS:
Paul Burroughs
Tel.: (418) 652-8525 ext 406
Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com

INVESTOR RELATIONS:
CANADA
Jacques Raymond
Tel.: (418) 652-8525 ext 360
Fax: (418) 577-7700
E-mail: jacques.raymond@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com